[redacted]

12011635

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: April 30, 2013	
Estimated average burden	
hours per response . . . 12.00	

ANNUAL AUDITED REPORT
F[redacted] X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8 - 67689

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER Ledgemont Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 Madison Ave, 19th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Attanasio — (212) 751-4422
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth Attanasio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ledgemont Securities, LLC, as of December 31 ,2011 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Teri Daniels
NOTARY PUBLIC
New York State
Qualified in Nassau County
No. 01DA6186037
Commission Expires 4/28/12

Notary Public

Teri Daniels

Elizabeth Attanasio
Signature

FINANCIAL OPERATIONS PRINCIPAL
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEDGEMONT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

Rothstein Kass

LEDGEMONT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

LEDGEMONT SECURITIES LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
Ledgemont Securities LLC

We have audited the accompanying statement of financial condition of Ledgemont Securities LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ledgemont Securities LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 24, 2012

LEDGEMONT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS		
Cash	$	204,660
Securities owned, at fair value		50,000
Investment banking and advisory fees receivable, net of allowance of $206,250		9,300
Due from related party		2,870
Prepaid expenses		4,418
	$	271,248
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	8,293
Due to parent		10,382
Total liabilities		18,675
Member's equity		252,573
	$	271,248

See accompanying notes to financial statement.

1. Nature of operations

Ledgemont Securities LLC (the "Company") is a limited liability company formed under the laws of Delaware on January 12, 2007. On February 2, 2008, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages primarily in the private placements of securities. The Company is a wholly-owned subsidiary of Ledgemont Capital Group LLC (the "Parent").

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Subsequent Events

The Company has evaluated subsequent events through February 24, 2012, the date these financial statements were available for issuance.

Investment Banking and Advisory Fees Receivable and Allowance for Doubtful Accounts

The Company carries its investment banking and advisory fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its investment banking and advisory fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. As of December 31, 2011, the Company recorded an allowance for doubtful accounts of approximately $206,000.

Revenue Recognition

Investment banking fees are recorded at the time the transaction is completed and the income is reasonably determinable. Warrants received for services are also recorded when the transaction is completed. The Company values any warrants received using the Black-Scholes option pricing model adjusted for the unique characteristics of these instruments. Advisory fees are recorded as the related services are provided.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

<u>Securities owned, at fair value</u>

Warrants

Warrants which are listed on major securities exchanges are valued at their last reported sales price as of the valuation date. The fair value of OTC warrants are valued using the Black-Scholes option pricing model. This pricing model takes into account the contract terms (including maturity) as well as multiple inputs, including, time value, implied volatility, equity prices, interest rates and currency rates. Warrants are generally classified in Level 2 or 3 of the fair value hierarchy.

2. Summary of significant accounting policies (continued)

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Income Taxes

The Company has elected to be treated as a limited liability company under the applicable provisions of income tax laws. The Company is a single member limited liability company and, accordingly, no federal or state income taxes are incurred by the Company as all earnings and losses flow directly to the Parent. However, the Company is subject to city unincorporated business tax and records a provision for unincorporated business taxes and reimburses the Parent for taxes incurred and attributable to the Company's income, which is reported in the Parent's tax returns.

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2008.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

At December 31, 2011, the Company holds warrants in the amount of $50,000 which are categorized as Level 3 in the fair value hierarchy.

Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

There were no unrealized gains and losses for assets within the Level 3 category for the year ended December 31, 2011.

4. Net capital requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was approximately $186,000 which was approximately $181,000 in excess of its minimum requirement of $5,000.

5. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

6. Concentrations of credit risk

In the normal course of business, the Company maintains its cash balance in a financial institution, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

7. Contingency

The Company is contemplating taking legal action against a customer related to a private placement transaction which closed in December 2011. The Company has recorded $206,250 of investment banking revenue and investment banking fees receivable as of December 31, 2011 representing the fees that are in dispute. The Company has also recorded a full allowance for doubtful accounts on the amount as collectability at this time is not determinable.

8. Related party transactions

Effective August 1, 2007, the Company entered into an administrative services agreement with its Parent. Under the terms of the agreement, the Parent allocates to the Company its share of administrative and other costs (including office space, utilities, personnel costs, travel and entertainment, insurance, taxes, and other overhead). Due to decreased operations, the Parent only allocated expenses related to payroll and rent. At the discretion of the Parent, the liability related to these costs from the prior year was forgiven, and accordingly the Company converted the aggregate amount of approximately $65,000 into a member contribution.

At December 31, 2011, amounts due to the Parent consist of approximately $10,000 of expenses payable to the Parent in connection with the administrative services agreement above.